Exhibit 99.1

Check-Cap Announces Acceptance of Late Breaking Clinical Performance Abstract
at United European Gastroenterology Week 2017

ISFIYA, Israel and BOSTON, MA, October 24, 2017 - Check-Cap Ltd. (the “Company” or “Check-Cap”) (NASDAQ: CHEK, CHEKW), a clinical-stage medical diagnostics company engaged in the development of C-Scan®, an ingestible capsule for preparation-free, colorectal cancer screening, today announced the acceptance of an abstract entitled “Clinical Performance of a Novel X-ray Based Imaging Capsule for Colonic Screening” for oral presentation at the late breaking session during United European Gastroenterology (UEG) Week 2017, taking place in Barcelona, Spain from October 28 – November 1.

The following abstract will be presented:

Lecture: CLINICAL PERFORMANCE OF A NOVEL X-RAY BASED IMAGING CAPSULE FOR COLONIC SCREENING
Session: Malignant and premalignant lesions: Detection, diagnosis and monitoring
Session Type: Late Breaking Abstracts
Date: Monday, October 30, 2017
Time: 15:45 - 17:15
Session room: Room A3

About UEG
UEG, or United European Gastroenterology, is a professional non-profit organisation combining all the leading European societies concerned with digestive diseases. Together, its member societies represent over 22,000 specialists, working across medicine, surgery, paediatrics, gastrointestinal oncology and endoscopy. This makes UEG the most comprehensive organisation of its kind in the world, and a unique platform for collaboration and the exchange of knowledge.

About Check-Cap
Check-Cap is a clinical-stage medical diagnostics company developing C-Scan®, the first capsule-based system for preparation-free colorectal cancer screening.

Utilizing innovative ultra-low dose X-ray and wireless communication technologies, the capsule generates information on the contours of the inside of the colon as it passes naturally.  This information is used to create a 3D map of the colon, which allows physicians to look for polyps and other abnormalities. Designed to improve the patient experience and increase the willingness of individuals to participate in recommended colorectal cancer screening, C-Scan removes many frequently-cited barriers, such as laxative bowel preparation, invasiveness and sedation. The C-Scan system is currently not cleared for marketing in any jurisdiction.

Legal Notice Regarding Forward-Looking Statements
This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Special Note On Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Vivian Cervantes
PCG Advisory
212-554-5482
vivian@pcgadvisory.com

Meirav Gomeh-Bauer
+972-54-4764979
 Meirav@bauerg.com